Exhibit 99.82

October 23, 2017

Lithium Americas Provides Update on the Lithium Nevada Project

Highlights:

•	Assembled a strong technical team with experience in the lithium industry, project engineering and geology.

•	Advancing a scalable process to produce lithium hydroxide from lithium-bearing claystone.

•	Conducting an exploration program with the objective of expanding and upgrading the existing NI 43-101 compliant resource.

•	Engaged WorleyParsons to complete a NI 43-101 Preliminary Feasibility Study (PFS) by the end of Q2 2018.

•	Approved budget of US$10.5 million through to 2018 for the 100%-owned Lithium Nevada Project.

•	Examining future strategic partnership/financing alternatives to collaborate and develop the Lithium Nevada Project.

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (OTCQX: LACDF) (“Lithium Americas” or the “Company”) is pleased to provide an update on the Lithium Nevada Project (the “Lithium Nevada Project”) located in Nevada, USA. The Company is developing the 100% owned Lithium Nevada Project, a clay-based lithium resource in the McDermitt Caldera, through its wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). Building on years of exploration and testing, a Preliminary Feasibility Study (the “PFS”) on the Lithium Nevada Project is expected to be complete by the end of Q2 2018 to demonstrate the economic potential of producing lithium hydroxide from lithium-bearing claystone.

Technical Team:

Lithium Americas has assembled a technical team that includes engineering alumni from several major industry participants, in addition to highly trained and experienced mining permit specialists and exploration and mining geologists.

To manage the Lithium Nevada Project’s development, Lithium Americas has appointed Alexi Zawadzki as the President of North American Operations who will work alongside Dr. David Deak, President of Lithium Nevada and Chief Technical Officer of Lithium Americas. Alexi has over 20 years of experience developing and constructing mining and energy projects across North and South America, in addition to the management of technical teams and business units.

“Supported by one of the strongest technical teams in the industry, we intend to develop the Lithium Nevada Project into a globally significant source of lithium,” commented Alexi Zawadzki. “Following the success of our partnership strategy with the Cauchari-Olaroz project in Argentina, we will continue to explore additional partnership opportunities for the Lithium Nevada Project with the goal of accelerating the timeline and lowering the development risk.”

Dr. David Deak added, “with considerable work invested in resource definition and process technology, we believe the Lithium Nevada Project has the potential to be a leading low-cost and large-scale source of lithium products in North America.”

Current members of the Reno-based Lithium Nevada Project team include:

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Dr. David Deak, DPhil – President of Lithium Nevada and CTO of Lithium Americas – has built his career on emerging technologies and supply chain development in renewable energy, energy storage, and electric vehicles. David’s responsibilities include oversight of the overall development of Lithium Nevada.

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Dr. Rene LeBlanc, PhD – Senior Process Development Manager – over 10 years of experience as a senior process development engineer at FMC Corporation’s lithium division in Bessemer City, North Carolina and most recently at Tesla, Inc. Rene is focused on flowsheet development and overall management of the PFS.

•

Mr. Doug Morgan – Senior Process Engineer - over 30 years of experience in various chemical engineering roles, including six years as senior engineer at Rockwood Lithium (now Albemarle Corporation) based in Silver Peak, Nevada. Doug’s focus is on process technology development, testing, and flowsheet validation.

•

Ms. Catherine Clark – Environmental Director - over 30 years of experience in project management and development, and environmental regulatory compliance. Catherine serves as the Environmental Committee Chairperson at the Nevada Mining Association and is focused on accelerating the permitting process for the Lithium Nevada Project.

•

Mr. Randal Burns – Senior Mining Geologist - over 10 years of experience in mining geology, including resource drilling, metallurgical testing and ore control for a highly clay-altered porphyry copper deposit, at Robinson Nevada Mining Co. in Nevada. Randal is focused on exploration, resource expansion, and block modeling.

•

Mr. Chaitanya Sharma, PE – Senior Systems Engineer - energy and mechanical engineer with experience in battery manufacturing and plant design, including a leadership role in designing the mechanical and process systems at Tesla, Inc.’s Gigafactory in Nevada. Chaitanya’s role is to optimize mine site mechanical and energy systems, with a focus on energy efficiency, reduction, and recovery.

•

Ms. Melissa Boerst – Exploration Geologist - analytical geochemistry and QA/QC. Melissa leverages her years of experience in managing analytical laboratories and mine site exploration to maintain quality on our exploration program.

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Dr. Thomas Benson, PhD – Geologist / Volcanologist Advisor—recently joined Lithium Nevada having been awarded a PhD from Stanford University where he specialized in lithium-bearing clay exploration from super-volcanoes. Tom brings a highly-specialized skill set that will assist in potentially expanding the resource at the Lithium Nevada Project and in identifying new exploration targets.

Processing:

The Lithium Nevada Project is advancing a process technology with the objective to produce battery-grade lithium hydroxide from claystone. The flowsheet is designed to: (1) use leaching to liberate lithium from the ore, and (2) apply proven purification technology to produce high-quality lithium compounds. Leaching is believed to be advantageous when compared to previously considered processes as it avoids energy-intensive roasting, significantly reduces tailings volume, and maximizes the recovery of lithium through commercially-viable process technology.

Test work is underway at a leading lithium manufacturing facility using a combination of laboratory and existing commercial production equipment. This strategic and cost-effective approach is targeted to advance the testing process towards final design and provides options for future strategic partnerships.

Ongoing process test work is currently focused on refinement of the following aspects of the flowsheet:

•	the characterization and beneficiation of ore;

•	optimizing leaching and recovery conditions of lithium from claystone; and

•	purification and production of high-value lithium compounds.

“The process has been designed by challenging prior assumptions and leveraging commercially viable technologies. Our efforts are squarely focused on minimizing the cost,” remarked Dr. Deak. “While proprietary, much of our work relies on the application of commercially available solutions that could be deployed quickly and reliably. Recognizing market need, our process is designed to produce lithium hydroxide, the preferred feedstock for high energy density lithiumion batteries.”

Drill Program and Resource:

The Lithium Nevada Project’s lithium clay resource is the largest known lithium resource in the United States, and is unconfined by drilling. An exploration program commenced in 2017 at the Lithium Nevada Project (the “2017 Exploration Program”) consisting of drilling and seismic work. The purpose of the 2017 Exploration Program is to: (1) increase the confidence of the identified resource, (2) potentially expand the size of the resource, and (3) better understand areas that are unconfined by drilling.

A total of 70 drill targets have been strategically located within, and to the south and to the east, of the Lithium Nevada Project’s Zone 1 (previously referred to as Stage 1 in the Company’s June, 2016 technical report entitled “Independent Technical Report for the Lithium Nevada Property, Nevada, USA”), where some of the most highly-concentrated lithium clays in North America have been discovered. The 2017 Exploration Program is fully permitted, approximately 65% complete, and is expected to be concluded by early 2018.

Seismic work was completed in 2017 and will be analyzed with the drilling data obtained from the 2017 Exploration Program to better understand the geological structures in areas unconfined by drilling to the east of Zone 1 of the Lithium Nevada Project. Additional seismic exploration is anticipated to be conducted in 2018.

The resource at the Lithium Nevada Project is near-surface and in some areas the overburden consists of hectorite clay, which has commercial value in other industries. Due to the soft nature of the claystone, conventional open pit mining using truck and shovel methods is contemplated with blasting not considered a requirement for day-to-day operations.

Mineral Resource Statement for Zone 1 (as of May 31, 2016)(1)(2)

Category	Tonnage (000 t)	Avg. Li (ppm)	Avg. Li (%)	Avg. Li2O (%)	LCE (000 tonnes)
Measured	50,753	3,120	0.312	0.67	843
Indicated	164,046	2,850	0.285	0.61	2,489

Measured and Indicated	214,799	2,910	0.291	0.624	3,332
Inferred	124,890	2,940	0.294	0.63	1,954

Notes:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.
2.

Resources presented at a Li% 0.20 [0.431 % Li2O] cut-off grade which was determined using the following economic assumptions: US$3.36 Li carbonate/lb; 87.2% metallurgical recovery; US$66/tonne ore processed; US$2.75/tonne material moved

Preliminary Feasibility Study:

Lithium Nevada is in the process of completing a PFS compliant with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) to demonstrate the economic potential of extracting lithium hydroxide from claystone. The PFS is expected to be completed by the end of Q2 2018.

The Advisian WorleyParsons Group (“WorleyParsons”) has been appointed to lead the PFS and project design. WorleyParsons is a global full-service engineering firm with extensive experience in lithium project design, construction, and preparing NI 43-101 compliant reports. WorleyParsons will focus on project infrastructure, mineral processing and metallurgical testing, capital and operating costs and project economics. Mining Plus Pty Ltd., a sub-contractor to WorleyParsons, will focus on potential mineral reserve estimates and mining methods. Mining Plus is a fully integrated global mining consultancy that has experience in open pit mining, including the development and operation of large-scale lithium mining projects in Australia.

Permitting and Conservation:

Lithium Nevada is fully-permitted to complete the 2017 Exploration Program. Additional baseline environmental surveys are expected to begin in early 2018 with the major mine plan permit application expected to be initiated in H2 2018.

Lithium Nevada has existing fully-certificated water rights within the Quinn River Valley (located 25 km east of the proposed mine site at the Lithium Nevada Project) totalling approximately 1,000 acre-feet annually, which is expected to be sufficient for a large-scale lithium mine and processing facility.

Consistent with Lithium Americas’ focus on environmental sustainability, Lithium Nevada and the University of Nevada, Reno (“UNR”) have founded the Rangeland Rehabilitation Research Fund (the “Fund”). The Fund’s mission is to improve sagebrush habitat through effective habitat rehabilitation methods. The Fund will be administered by UNR. Lithium Nevada is providing the seed financing to kick-start the long-term initiative and is entitled to one nominee on Fund’s board of directors. It is expected that other industry partners will participate and expand the research program. More details can be found at https://www.unr.edu/cabnr/gbsr-fund.

Anticipated Work Program and Timeline:

•	Q4 2017 / Q1 2018 – complete 2017 Exploration Program.

•	Q1 2018 – finalize process testing.

•	Q1 2018 – advance additional baseline environmental surveys.

•	Q2 2018 – complete PFS, including updated resource and reserve estimates.

•	H2 2018 – initiate major mine plan permitting.

•	H2 2018 – commence detailed engineering.

Lithium Americas’ Board of Directors have approved a budget of US$10.5 million to fund the Lithium Nevada Project through to 2018. In addition, the Company is examining future strategic partnership/financing alternatives to collaborate and develop the Lithium Nevada Project.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101. Dr. LeBlanc is Lithium Nevada’s Senior Process Development Manager. Information on the Zone 1 Mineral Resource Estimate (MRE) has been reviewed and approved by Mr. Tim Carew, P.Geo., a qualified person for purposes of NI 43-10. Information on data verification performed on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company, as well as on known risks that could affect the potential development of such properties, is contained in Lithium Americas’ most recently filed annual information form and the current technical report for each of those properties, all available at www.sedar.com.

About Lithium Americas

Lithium Americas, together with its joint venture partner, Sociedad Quimica y Minera de Chile S.A., is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada Project, and 100% of RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking information

This press release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Lithium Americas. Such forward-looking information is subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this news release includes, but is not limited to, statements with respect to: the timing and results of the 2017 Exploration Program, including the drilling program on Zone 1, the timing and results of updated mineral resource and reserve estimates, the timing and amount of future production and exploration, success of exploration and drilling programs, permitting timelines, results of analysis on an updated flow-sheet for the Lithium Nevada Project, timing and results of the new exploration targets or expansion of resources at the Lithium Nevada Project, targeted cost minimization plans, timing and results of the Company’s seismic exploration activities, the Company’s proposed mining methods, timing and results of the PFS and any baseline environmental surveys, the potential to raise additional financing or secure a strategic partner for the Lithium Nevada Project. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as “intends”, “targets”, “expects”, “estimates”, “schedules”, “potential”, “plans”, “anticipates”, “believes”, “objectives”, “goals”, “contemplates”, or variations or comparable language of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances that, if untrue, could cause the actual results, performances or achievements of Lithium Americas to be materially different from future results, performances or achievements expressed or implied by such statements.

Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements, including, but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Lithium Americas operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of lithium; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing, as well as those factors discussed in the section entitled “Risks Factors” in Lithium Americas’ most recently filed Annual Information Form and other continuous disclosure filings available on SEDAR at www.sedar.com. Although Lithium Americas has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information or statements.